DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 14, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

07026183

Dear Sirs/Mesdames:

Re: News Release dated August 14, 2007

Enclosed is a copy of our News Release dated August 14, 2007 for your records.

Please call our office if you have any questions.

SUPPL

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 14, 2007 For Immediate Release

The Lennac Lake Porphyry Cu-Mo Prospect
Drilling to Begin Next Week

Dentonia Resources Ltd. ("Dentonia") has been advised by Don MacIntyre, Ph.D., P.Eng., the optionor and project manager of the Lennac Lake prospect, appointed under Mines Act Permit MX-1-739, that the 7 km long Lennac Lake access road has been cleared and opened by Clay Enterprises of Houston, B.C. at a cost of $9,844, and is ready for use.

The work and reclamation permit granted by the Ministry of Energy and Mines entitles Dentonia to drill up to 10 diamond drill holes, with a portable drill rig, totaling 2,000m, on three zones of copper-molybdenum mineralization, at a total estimate cost of $250,000, to be paid out of Dentonia's flow-through account.

Drilling is expected to begin sometime next week.

The Lennac Lake prospect, located in the Babine Lake area of central British Columbia, is comprised of 68 claim units (1,269 hectares) and has been explored since 1971 by various operators, including some majors.

The Lennac Lake prospect covers several zones of Cu-Mo mineralization associated with porphyritic phases of the Late Cretaceous Bulkley intrusions; however, the main focus of drilling will be on an area of copper and molybdenum mineralization that comprises the southeast zone. These showings were discovered in the early 90's and have never been drilled-tested, earlier drilling by Amax, in the early 70's, on the west and east zone, was percussion drilling and did not exceed 92 meters or less, in depth, and some of the holes intersected copper mineralization increasing in grade with depth.

The Lennac Lake prospect is ideally situated for potential development. A paved road and powerline are located within 5 kilometers of the property and access to major rail and highway routes is only 30 kilometers to the southwest. In addition, the property is relatively flat, covered by pine forest infected with pine beetles. Salvage logging will probably occur in the next few years, thus opening up the area to further exploration.

Finally, because of the flat terrain and shallow overburden, the stripping ratio for an open pit operation would be very low thus reducing mining costs.

Dentonia has an option to earn a 100% interest in the project, subject to a 2% royalty, with buyout rights.

Don MacIntyre, Ph.D., P.Eng., the optionor and project manager of this project, has perused and approved this news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END